Fortuna announces expansion of its San Jose Mine from 2,000 to 3,000 tpd

Vancouver, December 17, 2014: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) (BVL: FVI) (Frankfurt: F4S.F) is pleased to announce Board approval of two major capital projects for 2015 at the San Jose Mine in Mexico: mill expansion from 2,000 to 3,000 tonnes per day (“tpd”) and construction of a dry stack tailings deposit and filter facility.  The company is in a strong financial position to meet its capital budgets from operating cash flows and available liquidity.

Jorge A. Ganoza, President and CEO, commented, “With the approval of these two key projects, we are positioning our company to increase annual consolidated production to the range of 12 to 14 million ounces of silver equivalent while maintaining our low cost producer status.”  Mr. Ganoza added, “Key at these times as well is our ability to self-fund growth from operating cash flows and cash-on-hand.”

San Jose Mine expansion highlights

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Silver and gold production: Annual production rate ranging from 6.7 – 8.3 million ounces of silver and 52.0 – 56.7 thousand ounces of gold or 9.8 – 11.7 million silver equivalent* ounces

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Capital expenditure:  US$30 million

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Economics: 36% after-tax Internal Rate of Return (IRR)**; payback period of 2 years

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All-in sustaining cash cost (AISCC)**: Expansion will position San Jose´s AISCC in the range of US$8 – 9/oz Ag, net of by-product gold

(*) Silver equivalent production estimated using silver-to-gold ratio of 60:1

(**) After-tax IRR and AISCC estimated using a flat price of US$16/oz Ag and US$1,200/oz Au

3,000 tpd mill expansion

The capital cost estimate for the plant expansion to 3,000 tpd is US$30 million. The budget for 2015 is US$12.6 million with the balance to be disbursed in 2016. The capital figures are based on a feasibility level capital estimate prepared by M3 Engineering, the same firm that carried out the EPCM for the on-time and on-budget construction of the processing plant in 2011.

Direct capital costs of major items include:

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Crushing: US$2.5 million

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Grinding: US$8.1 million

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Flotation: US$3.9 million

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Concentrate filter: US$1.7 million

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Power supply: US$1.0 million

Project activities are scheduled to commence in the first quarter of 2015 with commissioning planned for mid-2016.  The expansion project is permitted.

The mine is well ahead of production with a 2.8 year projection of developed reserves by the end of 2015; sufficient to comfortably source 3,000 tpd.  No major infrastructure projects are required at the mine.

Dry stack deposit and plant facility

The San Jose Mine will be shifting from conventional slurry tailings disposal to dry stack tailings.  The capital projection is US$32 million based on basic engineering estimates prepared by M3 Engineering.

The project was initiated during the fourth quarter of 2014; US$1.0 million has been spent to-date with the balance to be expended in 2015.  Purchase orders for filters and other major equipment have already been placed.

Direct capital costs of major items include:

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Filtration: US$13.7 million

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Dry stack deposit earthwork and preparation: US$2.3 million

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Thickening: US$1.3 million

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Backfill plant: US$1.4 million

The company is awaiting the approval of the environmental impact study of the project, pending the regularization of the change in land use of a single parcel.  Completion of the dry stack tailings facility is projected for the fourth quarter of 2015.

The company will be providing comprehensive production, capital and cost guidance for 2015 in mid-January.

Cautionary note regarding Inferred Resources

Fortuna Silver Mines Inc. prepares its resource and reserve estimates in accordance with the guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in the Canadian National Instrument 43-101.  The economic evaluation of the proposed expansion from 2,000 to 3,000 tpd at San Jose Mine is based on existing Mineral Reserves (see Fortuna news release dated September 30, 2014) plus the inclusion of Inferred Resources which satisfied minimum technical requirements defined by the Company.  The economic evaluation disclosed by this document provides only a preliminary indication of potential economic indicators (IRR, payback and AISCC).  Investors are cautioned not to assume that any part of the Inferred Resources will ever be converted into economically mineable reserves.  Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Qualified Person

Boris G. Caro, is an independent consultant and a Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101.  Mr. Caro is a Member of Australasian Institute of Mining and Metallurgy (Membership Number 305462) and a Registered Member of the Chilean Mining Commission (Comisión Calificadora de Competencias en Recursos y Reservas Mineras, Registered Member Number 0229) and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The company is selectively pursuing acquisition opportunities throughout the Americas. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Cautionary Note to United States Investors

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves.  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects.  Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and reserve and resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies.  In particular, the term "resource" does not equate to the term "reserves".  Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC.  You are cautioned not to assume that resources will ever be converted into reserves.  You should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  You should also not assume that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases.  You are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable.  Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures.  The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported in compliance with NI 43-101 may not qualify as "reserves" under SEC standards.  Accordingly, information concerning mineral deposits set forth in this news release may not be comparable with information made public by companies that report in accordance with U.S. standards.

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward looking Statements can be identified by the use of words such as “allows”, “ranging”, “will”, “estimate”, “expected”, “scheduled”, “planned”, “will have”, “is”, “will be”, “estimated”, “calculated”, “detailed”, “has been”, “to be”, or statements that events, “could”, “should” or “will” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.